Mail Stop 7010

						November 22, 2005

via U.S. mail and Facsimile

Howard L. Brown
Chief Financial Officer
Ahern Rentals, Inc.
4241 South Arville Street
Las Vegas, Nevada 89103

	Re:	Ahern Rentals, Inc.
Form S-4/A filed November 15, 2005
File No. 333-128688

Dear Mr. Brown:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-4/A filed November 15, 2005

Prospectus Summary, page 1

1. We note your response to prior comment seven. Item 3(j) of Form
S-4 requires a statement about whether or not dissenters` rights of appraisal exist and a cross-reference to information provided pursuant to Items 18 and 19 of Form S-4. Item 19 specifies information that should be provided if the transaction registered is an exchange offer. Please revise accordingly.

2. Revise this section to state the amount currently outstanding under your amended credit facility. State any additional amount you are permitted to incur under the credit facility. We note that the credit facility permits you to incur a total of $175 million, subject to certain restrictions.

Non-GAAP Measures, page 8

3. We note your revisions and response to our prior comment 33.
Please revise to present consistently the Loss on Debt
Extinguishment
between the periods ending December 31, 2004 and September 30, 2005.
If you continue to show this as a reconciling item, please rename the non-GAAP measure as "adjusted EBITDA."

Risk Factors, page 11
Risks Relating to the Notes, page 11
The collateral securing the notes, page 12

4. We note your reference to an appraiser on page 13. Please note that to the extent that you reference an appraiser in the registration statement, you must file the consent of the appraiser pursuant to Securities Act rule 436(b).

Risks Relating to our Business, page 16

5. We note your response to prior comment 18. Please tell us how you determined that the terms of the leases reflect market terms and rental rates that are not more favorable than the Company would expect from a third-party lessor. In addition, tell us what consideration you gave to whether the market terms and rental rates paid by the Company to the related party(ies) are less favorable than the terms and rates that could be received from a third-party lessor.
In this regard, we note the disclosure on page 111 stating that the
"properties are not materially different from each other in size, facilities or purpose"; however, it appears that on average, the amount being paid for the 21 properties leased from the related party(ies) is higher than the amount being paid for the properties leased from third parties. We may have further comment based upon your response.

The Exchange Offer, page 22
Procedures for Tendering Notes, page 24

6. We note the disclosure in the last bullet at the top of page
25.
Please disclose the basis upon which you will determine whether material conditions have been satisfied and note that you must include an objective standard for the determination of whether a condition has been satisfied.


Description of the Notes, page 30
Repurchase at the Option of Holders, page 39
Change of Control, page 39

7. As previously requested, please revise to clearly and concisely describe what would constitute a "change of control." This information should be reasonably clear from the context of the disclosure and shareholders should not have to repeatedly refer to a definitional section.

Contractual Obligations, page 102

8. We note your revisions and response to our prior comment 40;
however, it is not apparent from your filing how the future interest amounts were derived. Please disclose the assumptions you used to derive these amounts.

Qualitative and Quantitative Disclosure About Market Risk, page
104

9. We note your response to prior comment 42. Please revise this section to disclose the information required by Item 305 of Regulation S-K with regard to any market risk you face from your variable interest rate loans, particularly with respect to your amended credit facility.

Security Ownership of Certain Beneficial Owners and Management,
page
116

10. Regulation S-K Item 403(a) and (b) each require the information regarding security ownership by beneficial owners and management to be provided "in substantially the tabular form indicated" in the item. Therefore, as previously requested in prior comment 47, you should include the information in tabular format as required in Item
403.

Certain Relationships and Related Transactions, page 116

11. We note your description of your related party transactions. Please represent to us that the terms of these transactions are not materially less favorable than those that would have been obtained in a comparable transaction with an unrelated person consistent with the terms and covenants of the notes as disclosed on page 50.

12. It appears that the information provided in this section on page
117 regarding the non-cash distribution to shareholders is inconsistent with the information regarding the non-cash distribution discussed in Note 5 to the financial statements. Please reconcile.


13. We note your response to prior comment 49. Please confirm that the statement made in paragraph one on page 119 regarding loans to officers refers to the loans to officers listed in the subsequent paragraphs. Otherwise, you should revise this section to discuss the loans made to any officers that are not disclosed.

Exhibit 99.1 - Letter of Transmittal

14. Instruction 7 regarding the waiver of irregularities appears to conflict with the disclosure in the prospectus and your response to our prior comment 26 stating that if you waive a defect or irregularity of tender for one holder it will be applied on the same terms to all noteholders. Please revise accordingly.

15. It appears that in instruction 10, the company reserves the right to waive satisfaction of conditions in the prospectus. Please revise this statement to make clear that you will not waive the ineligibility of any holders who seek to tender notes in the exchange offer made pursuant to the Exxon Capital line of no-action letters.
In this regard, we note your response to prior comment 27.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and
?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct questions on accounting comments to Bret
Johnson,
Staff Accountant, at (202) 551-3753 or, in his absence, to Nathan Cheney, Assistant Chief Accountant, at (202) 551-3714. Direct questions on disclosure issues to Tamara Brightwell, Staff Attorney, at (202) 551-3751 or, in her absence, to the undersigned at (202) 551-3767.


	Sincerely,



	Jennifer R. Hardy
	Branch Chief




cc: 	Robert J. Moorman
	Jason M. Brauser
	Stoel Rives LLP
	900 SW Fifth Avenue, Suite 2600
	Portland, Oregon 97204

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Howard L. Brown
Ahern Rentals, Inc.
November 22, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE